UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of November 2007

_________________

JINPAN INTERNATIONAL LIMITED
(Translation of Registrant’s Name into English)

c/o Hainan Jinpan Special Transformer Works
Section D-2,
No. 100 Industry Avenue
Jinpan Development Area
Haikou, Hainan PRC
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐ Yes	☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.

        Attached hereto as Exhibit 1 and incorporated by reference herein is the press release dated November 13, 2007.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JINPAN INTERNATIONAL LIMITED By: /s/ Mark Du Name: Mark Du Title: Principal Financial Officer

Dated: November 14, 2007

Exhibit No.	Description
1.	Press Release dated November 13, 2007.

Jinpan International Reports Third Quarter 2007 Results

~ Company Reports 3 Q07 Revenues of $29.5 Million; Diluted EPS of $0.51 ~

~ Raises FY07 Net Income and Diluted EPS Estimates ~

Englewood Cliffs, N.J., November 13, 2007 – Jinpan International Ltd. (AMEX: JST), a leading designer, manufacturer, and distributor of cast resin transformers for voltage distribution equipment, today announced consolidated financial results for the third quarter ended September 30, 2007.

Highlights for the Third Quarter Ended June 30, 2007

•

Total sales for the third quarter were USD $ 29.5 million, a 26.3% increase over the same period last year. The increase in revenues was a result of continued strong sales of the Company’s cast resin transformers, switch gear equipment, reactors and unit substations.

•

Sales growth benefited from the continued expansion of the Chinese economy and the accompanying increase in demand for power generation equipment. The third quarter also saw a significant increase in the sale of custom-designed transformers, which tend to require a longer manufacturing cycles but also bring higher gross margins. .

•

Gross profit in the third quarter was $10.6 million, a 64% increase over the same period last year. Third quarter gross margin increased 820 basis points to 35.8% compared to 27.6% in the year ago period. Gross margin benefitted primarily from lower material costs associated with growing sales of the company’s new electricity transformer model supplied to customers in China as well as from an increase in custom-designed transformers which are generally sold at a higher gross margin.

•

Selling, general and administrative expenses in the third quarter were $5.7 million, or 19.5% of sales, versus $3.4 million, or 14.7% of sales, in the year ago period. SG&A increased primarily due to additional costs related to SOX 404 compliance and the hiring and training of personnel for the Company’s new manufacturing facility in Wuhan.

•	Operating income increased to $4.8 million, or 16.4% of sales, compared to $3.0, or 12.9% of sales in the prior year period.
•

Net income for the third quarter increased 96.2% to $4.1 million, or $0.51 per diluted share, versus $2.1 million, or $0.32 per diluted share, in the third quarter of 2006. Third quarter net income as a percentage of revenue increased 500 basis points to 14.0% from 9.0% in the prior year period, attributable to the increase in gross margin which outweighed the increases in SG&A.

Mr. Zhiyuan Li, Chief Executive Officer of Jinpan commented, "Our financial performance in the third quarter was strong across the board. The increased need for power generating equipment in China and abroad remains strong, which bodes well for our business. We managed our growth well during the quarter and are pleased with our margin improvement.

Our products are well positioned in the market due to their quality, reliability, competitive pricing, and energy efficiency. In addition, our ability to efficiently and cost-effectively produce custom-designed products that meet the needs of individual customers is another strength we bring to the market.

Our cast resin transformers are meeting the needs of our expanding customer base which numbered over 400 in the third quarter. Our products are used in a broad range of applications, including urban applications such as railroad, airport, harbor, hospitals, and office buildings, commercial and industrial applications such as factories and processing plants, and electrical power plants

Our current backlog is strong and we are operating at full capacity. We are getting close to completing our major initiative to expand our production capacity with the build out of our new Wuhan manufacturing facility. Once operational, this 400,000 square foot facility will be dedicated to the manufacturing and design of our cast resin transformers The centralized location of this new facility in China can also help to minimize transportation and production costs. We are currently training individuals to operate and run this facility and plan for it to be operational by Jan 2008. Once fully operational, our production for cast resin transformers is expected to increase by 50%.”

Financial Outlook for 2007

For the full 2007 fiscal year, the Company currently anticipates revenue of approximately $113 million, a 37% increase compared to 2006 revenue of $82.3 million. The Company anticipates net income to be in the range of $13.5 to $13.9 million, or $1.67 to $1.72 per diluted share, which is an 80% to 85% increase compared to 2006 net income of $7.5 million, or $1.12 per diluted share. This increased net income estimate from the prior quarter is largely a result of higher than anticipated gross margin stemming from the sales mix of newly designed transformers, which generally have lower material production costs, and also higher than expected sales of custom-designed transformers, which tend to be sold at higher gross margins.

The Company’s fiscal 2007 diluted EPS guidance is based on an estimated average diluted share count of approximately 8.1 million shares for the full year, which is an increase of approximately 1.4 million shares from its fiscal 2006 diluted share count of 6.7 million shares, due to its secondary offering completed in December 2006.

Mr. Li concluded, “We see many good opportunities in China and abroad for the remainder of this year and well into 2008. International sales, primarily to the U.S., continue to grow and are on a pace to double as compared to last year. We continue to take the right steps to grow our business responsibly while also ensuring the quality of our client base. We are increasingly becoming a global player with our cast resin transformers and related equipment and are encouraged with our prospects for growth. We look forward to meeting the power generating needs for our customers with the most reliant, highest quality products and are pleased with our market opportunity in the years ahead.”

Financial Results for the Nine Months ending September 30, 2007

•    For the nine month period ending September 30, 2007, total sales increased 34.3% to $77.8 million compared to $57.9 million in the first three quarters of last year.

•    Gross profit increased to $26.0 million compared to $16.1 million in the prior year period. Gross margin increased 560 basis points to 33.4% from 28.0% in the prior year period.

•    Selling, general and administrative expenses in the for the first nine months of 2007 were $14.2 million, or 18.2% of sales, compared to $9.1 million, or 15.8% of sales, in the prior year period.

•    Operating profit for the first nine months of 2007 increased 69% to $11.8 million compared to $7.0 million in the prior year period. Nine month operating margin increased 310 basis points to 15.2% compared to 12.1% in the prior year period.

•    Net income for the first nine months of 2007 was $9.8 million, or $1.21 per diluted share, compared to $4.8 million, or $0.72 per diluted share in the prior year period.

About Jinpan International Ltd

Jinpan International Ltd. (AMEX: JST) designs, manufactures, and distributes cast resin transformers for voltage distribution equipment in China and other various countries around the world. Jinpan’s cast resin transformers allow high voltage transmissions of electricity to be distributed to various locations in lower, more usable voltages. The Company has obtained ISO9001 and ISO1401 certification of its cast resin transformers. Its principal executive offices are located in Hainan, China and its U.S. headquarters is based in Englewood Cliffs, New Jersey. Safe Harbor Provision

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties or other factors not under the company’s control, which may cause actual results, performance or achievements of the company to be materially different from the results, performance or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the company’s periodic filings with the Securities and Exchange Commission.

Investor Contact Information:

Mark Du
Chief Financial Officer
Jinpan International Ltd.
(201)227-0680

Bill Zima
Integrated Corporate Relations, Inc.
(203) 682-8200

Jinpan International Limited and Subsidiaries
Consolidated Statements of Income (unaudited)
For the Three and Nine Month Periods Ended September 30, 2007

	Three months ended Sept. 30	Three months ended Sept. 30	Nine months ended Sept. 30	Nine months ended Sept. 30
	2007	2006	2007	2006
(In thousands, except per share data)	US$	US$	US$	US$

Net sales	29,467	23,324	77,756	57,905
Cost of Goods Sold	(18,908)	(16,899)	(51,777)	(41,780)
Gross Margin	10,559	6,425	25,979	16,125

Operating Expenses
Selling and administrative	(5,736)	(3,424)	(14,154)	(9,128)
Operating income	4,823	3,001	11,825	6,997

Interest Expenses	(196)	(86)	(442)	(242)
Other Income	157	33	351	41
Income before income taxes	4,784	2,948	11,734	6,796

Income taxes	(652)	(455)	(1,910)	(1,075)
Income before minority interest	4,132	2,493	9,824	5,721
Minority Interest	-	(387)	-	(923)
Net income	4,132	2,106	9,824	4,798

Earnings per share

-Basic	US$0.52	US$0.32	US$1.23	US$0.73

-Diluted	US$0.51	US$0.32	US$1.21	US$0.72

Weighted average number of shares

-Basic	7,974,295	6,570,755	7,974,295	6,570,755

-Diluted	8,087,308	6,662,141	8,087,308	6,662,141

Jinpan International Limited and Subsidiaries
Consolidated Balance Sheets (unaudited)
As of September 30, 2007

	Sept. 30	June. 30
	2007	2007
	US$	US$
Assets

Current assets:

Cash and cash equivalents	9,220	15,361
Investment available for sales	193	683
Accounts receivable, net	39,537	35,728
Inventories	21,503	19,281
Prepaid expenses	9,645	4,112
Other receivables	2,279	3,231

Total current assets	82,377	78,396

Property, plant and equipment, net	7,608	4,444

Construction in progress	2,593	3,408

Deferred tax assets	99	102

Total assets	92,677	86,350

Liabilities and Shareholders' Equity

Current liabilities:

Short term bank loans	6,376	6,355
Accounts payable	5,560	3,535
Income tax	1,282	953
Advance from customers	4,668	5,065
Other Payable	12,834	13,381

Total current liabilities	30,720	29,289

Minority interest	-	-

Shareholders' equity:

Common stock, US$0.009 par value:
Authorized shares - 20,000,000
Issued and outstanding shares - 8,186,617 in 2007 and 6,791,246 in 2006	73	73
Convertible preferred stock, US$0.009 par value:
Authorized shares - 1,000,000
Issued and outstanding shares – 6,111 in 2007 and 2006	-
Additional paid-in capital	23,577	23,556
Reserves	3,617	3,595
Retained earnings	33,020	29,528
Accumulated other comprehensive income	2,474	1,127
	62,761	57,879
Less: Treasure shares at cost, common stock-206,470 in 2007 and 208,470 in 2006	(804)	(818)
Total shareholders’ equity	61,957	57,061

Total liabilities and shareholders' equity	92,677	86,350

Jinpan International Limited and Subsidiaries
Consolidated Statements of Cash Flows
For the Nine Months Ended September 30, 2007(Unaudited)

	Nine months ended Sept. 30	Nine months ended Sept. 30
	2007	2006
Operating activities
Net income	9,824	4,798
Adjustments to reconcile net income to
net cash provided by/(used in) operating activities:
Depreciation	762	614
Deferred Income Tax	6	-
Provision for Doubtful Debt	373	(36)
Loss/(Gain) on disposal of fixed assets	8	-
Employee Stock based compensation	21	-
Minority interest	-	923
Changes in operating assets and liabilities
Accounts receivable	(13,207)	(5,839)
Notes receivable	188	451
Inventories	(2,152)	(4,692)
Prepaid expenses	(4,736)	(1,926)
Other receivables	(707)	(1,219)
Accounts payable	(845)	1,160)
Note Payable	(1,043)	-
Income tax	660	690
Advance from customers	851	2,092
Other liabilities	1,980	1,636
Net cash provided by/(used in) operating activities	(8,017)	(1,348)
Investing activities
Purchases of property, plant and equipment	(4,018)	(754)
Proceeds from sales of property, plant and equipment	18	-
Payment for construction in progress	(795)	(739)
Purchase of available-for –sales securities	-	-
Net cash provided by (used in) investing activities	(4,795)	(1,493)
Financing activities
Proceeds from bank loan	9,309	12,729
Repayment of bank loan	(9,157)	(12,982)
Acquisition of treasury stock	-	-
Proceeds from exercise of stock options	34	308
Decrease in dividend payable to minority shareholders	-	(680)
Acquired minority interest	(11,000)	-
Dividends paid	(1,931)	(1,594)
Net cash provided by/(used in) financing activities	(12,745)	(2,219)
Effect of exchange rate changes on cash	662	87
Net increase/(decrease) in cash and cash equivalents	(24,895)	(4,973)
Cash and cash equivalents at beginning of period	34,115	8,020
Cash and cash equivalents at end of period	9,220	3,047

Interest paid	274	194
Income taxes paid	1,282	384